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                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (AMENDMENT NO. _________)*

                          U S INDUSTRIAL SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   90332T 10 6
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                                 (CUSIP Number)

                               W. Michael Sullivan
                    c/o Point To Point Network Services, Inc.
                              1 Griffin Brook Drive
                        Methuen, Massachusetts 01844-1819
                                 (978) 738-6600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 29th, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

---------------

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

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----------------------------------             --------------------------------
CUSIP NO. 90332T 10 6                  13D      PAGE 2 OF 6 PAGES
          -----------
----------------------------------             --------------------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          W. Michael Sullivan
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
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   3      SEC USE ONLY

-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          PF
-------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [ ]
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A
-------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
                         0
     SHARES         ------------------------------------------------------------
                    8    SHARED VOTING POWER
  BENEFICIALLY           0
                    ------------------------------------------------------------
    OWNED BY             SOLE DISPOSITIVE POWER
                    9    2,000,000
      EACH          ------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
    REPORTING            0

   PERSON WITH
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                                          2,000,000
-------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12     CERTAIN SHARES*
                                                                            [ ]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      18.4%
-------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
   14                                    IN
-------------------------------------------------------------------------------


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ITEM 1. SECURITY AND ISSUER

      The securities covered by this Schedule 13D are shares of common stock, $.01 par value (the "Common Stock"), of U S Industrial Services, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 11850 Jones Road, Houston, Texas 77070.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement on Schedule 13D is being filed by W. Michael Sullivan, an individual residing in the Commonwealth of Massachusetts ("Sullivan");

(b) Sullivan's business address is c/o Point To Point Network Services, Inc., 1 Griffin Brook Drive, Methuen, Massachusetts 01844-1819;

(c) Sullivan's present principal occupation is President and Chief Operating Officer of Point To Point Network Services, Inc., a Delaware corporation and wholly-owned subsidiary of the Company ("Point To Point-Del.");

(d) Sullivan has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors);

(e) Sullivan has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f) Sullivan is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The source and amount of funds or other consideration used by Sullivan in acquiring 2,000,000 shares of the Common Stock (the "Merger Shares") was the 1,000 shares he held as the sole shareholder of Point To Point Network Services, Inc., a Massachusetts corporation ("Point To Point-Mass."), which merged into Point To Point-Del., pursuant to a Reorganization Agreement and Plan of Merger effective as of June 29, 2001 (the "Merger Agreement").

ITEM 4. PURPOSE OF TRANSACTION

      Sullivan entered into the Merger Agreement in order to accelerate the growth of his business and to obtain liquidity for his investment therein. Sullivan currently has no plans to acquire additional equity in the Company or to engage in any transactions described in Paragraphs (b) through (i) of this Item, other than his desire to serve on the Company's Board of Directors. Any decision by Sullivan in the future to acquire or dispose of equity in the Company or to take any other actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions, and other factors deemed relevant.


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
ITEM 5. INTEREST IN SECURITIES


(a) As of the date hereof, Sullivan beneficially owns the Merger Shares (2,000,000 shares of the Company's Common Stock), which represent 18.4% of the 10,888,982 shares of Common Stock that the Company has indicated to Sullivan is outstanding as of June 29, 2001, immediately following the closing of the Merger Agreement;

(b) Number of shares as to which Sullivan has:

            sole power to vote or direct the vote:                       0 (see Item 6.)
            shared power to vote or direct the vote:                     0
            sole power to dispose or direct the disposition:     2,000,000
            shared power to dispose or direct the disposition:           0

(c) Other than acquiring the Merger Shares through the Merger Agreement, Sullivan has not engaged in any transactions in the Common Stock within the past 60 days;

(d) Not applicable;

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      On June 29, 2001, Sullivan entered into a Voting Agreement with Frank J. Fradella, President and Chief Executive Officer of the Company (the "Voting Agreement"), whereby Fradella has the right to vote Sullivan's shares for one year; provided, however, that such Voting Agreement shall terminate if Sullivan is not elected to the Company's Board of Directors by September 1, 2001. Also, pursuant to the Merger Agreement, Sullivan is restricted from transferring or pledging the Merger Shares for one year, other than under the terms of a Registration Rights Agreement between the Company and Sullivan, whereby Sullivan obtained piggy-back registration rights with regard to the Merger Shares. Also, pursuant to the Merger Agreement and an Escrow Agreement, 200,000 of Sullivan's shares will be held in escrow for one year in order to satisfy any indemnification obligations of Sullivan that arise from the Merger Agreement. The occurrence of an indemnifiable event could cause a transfer of a portion or all of Sullivan's shares back to the Company or to another indemnified party under the Merger Agreement. The Merger Agreement also provides an earn-out calculation, based on 2001 earnings. If the earn-out threshold is met, 80% of the amount owed to Sullivan under the earn-out provision will be paid by the Company issuing Sullivan additional shares of Common Stock, based on a value per share equal to the closing trading price of the Common Stock on the last trading day of 2001.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      1.  Voting Agreement.


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.



      Date: July 13, 2001                 /s/ W. MICHAEL SULLIVAN
                                          -------------------------------
                                          W. Michael Sullivan


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                                  EXHIBIT INDEX


Exhibit No.                                Document
    1.                    Voting Agreement, dated June 29, 2001, between W.
                          Michael Sullivan and Frank J. Fradella.


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